SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

Class B-1 Common Stock, Par Value $0.01 Per Share

Class B-2 Common Stock, Par Value $0.01 Per Share

Class B-3 Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

720190 206

720190 305

720190 404

720190 503

(CUSIP Number of Class of Securities)

Donald A. Miller, CFA

Chief Executive Officer

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350

Johns Creek, Georgia 30097

(770) 418-8800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

John J. Kelley III

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309-3521

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP; Steven Gold; Lapis Opportunities Funds I and II, LP; SCM Special Fund 2, LP; Sutter Opportunity Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively, “MPF”) to purchase up to 200,000 shares (the “Shares”) of the outstanding shares of Class A, Class B-1, Class B-2 and Class B-3 common stock, each par value $0.01 per share (collectively, the “Common Stock”), of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Company”), at a price of $17, $14, $13, and $12 per Share, respectively (the “Offer Prices”). As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350

Johns Creek, Georgia 30097

(770) 418-8800.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A Common Stock, Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock of which there were 53,482,823, 39,682,823, 39,682,823 and 39,682,823 shares outstanding as of April 27, 2010, respectively. The Classes B-1, B-2 and B-3 common stock are referred to collectively herein as the “Class B common stock.”

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by MPF pursuant to which MPF has offered to purchase, subject to certain terms and conditions, up to 200,000 outstanding Shares of Class A, Class B-1, Class B-2 and Class B-3 common stock at a cash purchase price of $17, $14, $13, and $12 per Share, respectively. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on April 15, 2010 as amended by that certain Amendment No. 1 to Schedule TO filed by MPF with the SEC on April 20, 2010 and that certain Amendment No. 2 to Schedule TO filed by MPF with the SEC on April 23, 2010 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on June 15, 2010 (the “Expiration Date”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to MPF’s Schedule TO, the business address and telephone number of MPF is 1640 School Street, Moraga, California 94556, (925) 631-9100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and MPF and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Executive Compensation” and “Stock Ownership” in the Company’s Annual Report Form 10-K for the year ended December 31, 2009, as amended, which is incorporated herein by reference. The Annual Report on Form 10-K, as amended, is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors thoroughly evaluated and assessed the terms of the Offer together with its outside advisors. The Board of Directors has unanimously determined that the Offer is not in the best interests of the stockholders of the Company and recommends that the Company’s stockholders reject the Offer and not tender their Shares to MPF pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(b) Background.

MPF commenced the Offer on April 15, 2010 at a price of $17, $14, $13, and $12 per Share for the Class A, B-1, B-2 and B-3 common stock, respectively. MPF included the following disclosure in its Schedule TO filed April 20, 2010: “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price for the Shares, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers’ objectives.”

The Board of Directors believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

In addition, MPF states in the Schedule TO, that “in order to sell all of their holdings, shareholders will have to go through the transfer process four times (after each Class converts to Class A).” In fact, most stockholders are able to transfer all classes of Common Stock to their brokerage accounts at one time, and may then sell their shares of Common Stock as soon as they convert to Class A Common Stock, without further transfers.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, as well as the Company’s outside advisors; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

The reasons for the Board of Director’s recommendation include, without limitation:

•

the fact that the Offer represents a below market offer for the Class A common stock as the Class A common stock currently trades on the New York Stock Exchange (the “NYSE”) and the closing price of such Class A common stock on April 27, 2010 was $19.59, which is greater than the $17 Offer Price;

•

the fact that the Class B common stock will convert into shares of Class A common stock and will become freely tradable with respect to 1/3 of the Class B common stock on each of August 9, 2010, November 7, 2010 and January 30, 2011, and while there can be no assurance as to the future values of such Class B common stock, if such common stock were to trade at the current values of the Class A common stock, the Offer Prices for such Class B common stock represent significant discounts;

•	the fact that the Offer Prices for the Class B common stock represent a 28.5%, 33.6% and 38.7% discount to the current trading price of the Class A common stock, respectively;

•

the Board of Director’s belief that, given the timing of the Offer and the Offer Prices, the Offer represents an opportunistic attempt to purchase at prices that are significantly less than the Company’s current stock price and, as a result, deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however, there can be no assurance as to the actual long term value of the Company’s shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

•	the Board of Director’s significant knowledge of the strength of the Company’s assets;

•

extensive discussions with Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., solely in their capacities as underwriters to the Company in connection with the Company’s recent listing and public offering, regarding the current status of financial markets both in the U.S. and abroad; and

•

the fact that MPF has expressly reserved the discretion to amend the Offer to reduce the Offer Price by the amount of ordinary dividends declared or paid by the Company (provided that, to the extent necessary, the Expiration Date is extended so that the Offer remains open at least ten business days following any such amendment). Therefore, MPF may elect to amend the Offer so that stockholders who tender shares in the Offer may not receive any second quarter 2010 dividend declared by the Board of Directors.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to MPF for purchase pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to MPF pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(d) Intent to Tender.

As of April 27, 2010, our directors and executive officers as a group beneficially owned an aggregate of 281,911 shares of Common Stock, representing 0.16% of the total number of outstanding shares of Common Stock. Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders; however, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). To the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as described below.

On April 21, 2010, the Company issued shares of Common Stock to the executive officers of the Company in connection with the vesting of outstanding deferred stock awards. In addition, the Company withheld shares of Common Stock to satisfy tax withholding obligations. These transactions are described in the table below.

Name	Number of Shares Issued				Number of Shares Withheld to Satisfy Tax Withholding Obligations
	Class A	Class B-1	Class B-2	Class B-3	Class A	Class B-1	Class B-2	Class B-3
Donald A. Miller, CFA	2,989	2,989	2,989	2,989	970	970	970	970
Robert E. Bowers	1,025	1,025	1,025	1,025	333	333	333	333
Laura P. Moon	340	340	340	340	110	110	110	110
Raymond L. Owens	383	383	383	383	124	124	124	124
Carroll A. Reddic, IV	431	431	431	431	140	140	140	140

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•

Conditions in the credit and financial markets, availability of financing, interest rates, and other factors, all of which are beyond the Company’s control, affect the real estate market and the value of the Company’s assets, which consequently affects the value of your investment in the Company and the price of the Common Stock;

•

The market for the shares of Common Stock, including the market for the shares of Class A common stock on the NYSE, may be volatile, and there is no guarantee that the future trading price of the Common Stock will remain in excess of the Offer Price;

•

As shares of the Company’s Class B common stock are currently not listed on a national exchange, there is no established public trading market for shares of the Class B common stock. Such shares of Class B common stock will not convert into shares of our Class A common stock (which is listed on the NYSE) until August 9, 2010 (with respect to 1/3 of the Class B common stock), November 7, 2010 (with respect to 1/3 of the Class B common stock) and January 30, 2011 (with respect to the balance of the Class B common stock). In addition, the Company has terminated its share redemption program. Consequently, there is the risk that you may not be able to sell the Company’s Class B common stock at a time or price acceptable to you;

•

The Company depends on tenants for its revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of the Company’s large, lead tenants, could adversely affect the income produced by the Company’s properties, which may harm the Company’s operating performance;

•	The impact of competition on the Company’s efforts to renew existing leases or re-let space on terms similar to existing leases;

•	The Company may expend significant capital in our efforts to re-let space following lease expirations or terminations, which may adversely affect the Company’s operating results;

•

Changes in the economies and other conditions of the office market in general and of the specific markets in which we operate, particularly in Chicago, Washington, D.C., and the New York metropolitan area;

•

The Company’s growth will partially depend upon future acquisitions of properties, and the Company may not be successful in identifying and consummating suitable acquisitions that meet the Company’s investment criteria, which may impede the Company’s growth and negatively affect the Company’s results of operations;

•

If the Company uses significant cash balances and debt capacity to repurchase shares of the Company’s common stock, the Company would have a reduced capacity to acquire additional properties, which could impede the Company’s growth;

•

The Company’s cash flows from operations depend significantly on market rents and the ability of its tenants to make rental payments. A general economic downturn, such as the one currently occurring, or a downturn in one of the Company’s core markets, could adversely influence the Company’s lease renewals and market rent rates that would in turn negatively impact the Company’s operating cash flows. In the event the economy continues to deteriorate or capital expenditure requirements necessary to maintain the Company’s properties increase, the Company may choose to lower the dividend rather than put pressure on its investment grade credit rating or accumulate significant borrowings to meet a dividend level higher than operating cash flow would support;

•

The Company’s funds generated from future operations may not be sufficient to cover desired levels of distributions to the Company’s stockholders, and the Company’s distributions may change from the levels the Company has historically paid;

•

Failure to qualify as a REIT would reduce the Company’s net income and cash available for distributions. Even if the Company qualifies as a REIT, the Company may incur certain tax liabilities that would reduce the Company’s cash flow and impair the Company’s ability to make distributions or to meet the annual distribution requirement for REITs;

•

The Company depends on key personnel, including, but not limited to, Donald A. Miller, Robert E. Bowers, Laura P. Moon, Raymond L. Owens and Carroll A. Reddic, each of whom would be difficult to replace;

•	Potential environmental liabilities relating to the Company’s properties;

•	Adverse market and economic conditions and related impairments to the Company’s real estate assets and other intangible assets; and

•

Provisions of the Company’s organizational documents, including a limitation on the number of shares a person may own, and provisions of Maryland law may discourage third parties from pursuing a change of control transaction that could involve a premium price for the Company’s common stock or otherwise benefit the Company’s stockholders.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended, which is incorporated herein by reference.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Letter to the stockholders of Piedmont Office Realty Trust, Inc. dated April 28, 2010

(a)(2)	Press release of Piedmont Office Realty Trust, Inc. dated April 28, 2010

(e)(1)	Excerpts from the Annual Report on Form 10-K, filed by Piedmont Office Realty Trust, Inc. with the SEC on March 16, 2010, as amended on April 28, 2010*

*	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PIEDMONT OFFICE REALTY TRUST, INC.

By:	/s/ ROBERT E. BOWERS

Date:	April 28, 2010

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Letter to the stockholders of Piedmont Office Realty Trust, Inc. dated April 28, 2010

(a)(2)	Press release of Piedmont Office Realty Trust, Inc. dated April 28, 2010

(e)(1)	Excerpts from the Annual Report on Form 10-K, filed by Piedmont Office Realty Trust, Inc. with the SEC on March 16, 2010, as amended on April 28, 2010*

*	Incorporated by reference as provided in Items 3 and 8 hereto.